

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2009

By U.S. Mail and Facsimile to: (516) 683-8385

Thomas R. Cangemi
Senior Executive Vice President and
    Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

>   **Re: New York Community Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **File No. 001-31565**

Dear Mr. Cangemi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel